Bank of America Plaza 101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602 www.slk-law.com	813.229.7600 813.229.1660 fax

MARK A. CATCHUR

(813) 227-2264

mcatchur@slk-law.com

September 27, 2017

Via Edgar

Sasha Parikh and Christine Torney

United States Securities and Exchange Commission,

Division of Corporation Finance

100 F Street

Mail Stop 4720

Washington, DC 20549

Re:	TapImmune Inc.
Form 10-K
Filed March 14, 2017
File No. 001-37939

Dear Ms. Parikh and Ms. Torney:

On behalf of TapImmune Inc. (the “Company”), set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated September 25, 2017, with respect to TapImmune’s Form 10-K (001-37939). For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s responses.

Comment

Notes to Consolidated Financial Statements

Note 6. Research Agreement Obligations, page 8

1.	You have derecognized liabilities related to the Crucell Holland B.V. Research License and Option Agreement, and recorded a debt extinguishment gain from this debt, based solely on your internal analysis and not on a binding legal release from the obligation, either judicially or by the creditor. Please explain how your accounting treatment for this liability complies with the guidance in ASC 405-20-40 for the derecognition of a liability.

Securities and Exchange Commission

September 27, 2017

Response:

The Company notes that the Staff refers to its Form 10-K, but that the Crucell liability was not adjusted until the Company’s second quarter of 2017 and reflected in that quarter’s 10-Q filing. With respect to the derecognition of the liability, ASC 405-20-40-1(b) states that a debtor shall derecognize a liability if the following condition is met: The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

The Company sought and obtained a legal opinion from VanDoorne N.V. a law firm licensed to practice in the jurisdiction (the Netherlands) whose law governed the agreements. The legal opinion obtained by the Company provided that given the passage of time the obligations covered by the agreements could no longer be enforced against the Company and as a matter of Dutch law, the statute of limitations had passed.

The Company believes the legal opinion it obtained supports the Company’s view that it has been released from the liability as a matter of law. Based on such opinion the Company accounted for the liability as debt extinguishment.

* * * * *

As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 27, 2017

Should you have any questions or clarifications of the matters raised in this letter please contact me at (813) 227-2264.

Sincerely,

/s/Mark A. Catchur
Mark A. Catchur, Partner

c: Michael Loiacono, Chief Financial Officer